Filed pursuant to Rule 433
March 4, 2020

Relating to Preliminary Prospectus Supplement dated March 4, 2020 to
Prospectus dated September 18, 2019
Registration Statement No. 333-233827

L3Harris Technologies, Inc.

$250,000,000 Floating Rate Notes due March 2023

Pricing Term Sheet

Issuer:	L3Harris Technologies, Inc.
Expected Ratings (Moody’s / S&P / Fitch):(1)	Baa3/BBB/BBB (Stable/Stable/Stable)
Security Type:	Senior unsecured notes (collectively, the “Notes”)
Principal Amount:	$250,000,000
Trade Date:	March 4, 2020
Settlement Date (T+7):(2)	March 13, 2020
Maturity Date:	March 10, 2023
Interest Payment Dates:	March 10, June 10, September 10 and December 10 of each year, commencing on June 10, 2020
Public Offering Price:	100.000% of the principal amount, plus accrued and unpaid interest, if any, from March 13, 2020
Base Rate:	LIBOR (Reuters Page LIBOR01 or Bloomberg equivalent)
Index Maturity:	Three-month
Spread to LIBOR:	75 basis points
Initial Interest Rate:
Three-month LIBOR, determined as of two London banking days prior to the settlement date or the relevant interest reset date, as applicable, plus 0.750% per annum. See “Description of the Notes—Interest—Effect of Benchmark Transition Event” contained in the preliminary prospectus supplement relating to the offering of the Notes, which describes how the coupon payments for the Notes will be determined by reference to a different benchmark rate than LIBOR following the occurrence of a Benchmark Transition Event (as defined in the preliminary prospectus supplement).

Interest Reset Dates:	The second London banking day prior to each interest payment date, commencing on June 8, 2020
Record Dates:	15 calendar days prior to each interest payment date
Optional Redemption:	The Notes will not be redeemable at the option of the issuer prior to maturity
Denomination:	Minimum denominations of $2,000 with increments of $1,000 thereafter
CUSIP / ISIN:	502431 AG4 / US502431AG48

Day Count Convention:	Actual / 360
Calculation Agent:	The Bank of New York Mellon Trust Company, N.A.
Use of Proceeds:
The net proceeds from the offering of the Notes, together with cash on hand, will be used to repay at maturity $250 million aggregate principal amount of the issuer’s Floating Rate Notes due April 2020, which mature on April 30, 2020, and for general corporate purposes.

Joint Book-Running Managers:	Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the preliminary prospectus supplement relating to the offering of the Notes.

(1)  A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

(2)  We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the seventh business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+7”). Pursuant to Rule 15c6-1 under the U.S. Securities Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.